UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM N-17f-2

            Certificate of Accounting of Securities and Similar
                       Investments in the Custody of
                      Management Investment Companies

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1.    Investment Company Act File Number:         Date examination completed:
      811-5536                                        August 31, 2003
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2.    State Identification Number:

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AL            AK            AZ           AR         CA          CO
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CT            DE            DC           FL         GA          HI
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ID            IL            IN           IA         KS          KY
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LA            ME            MD           MA         MI          MN
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MS            MO            MT           NE         NV          NH
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NJ            NM            NY           NC         ND          OH
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OK            OR            PA           RI         SC          SD
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TN            TX            UT           VT         VA          WA
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WV            WI            WY           PUERTO RICO
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Other (specify):
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3.    Exact number of investment company as specified in registration statement:

                               HIBERNIA FUNDS
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4.    Address of principal executive office:  (number, street, city, state, zip code)
                              5800 CORPORATE DRIVE
                            PITTSBURGH, PA 15237-7010
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INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

       THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC's Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company's securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ss. 3507. Responses to this collection of information will not be kept confidential.














             Management Statement Regarding Compliance With Certain
                Provisions of the Investment Company Act of 1940



We, as members of management of Hibernia Funds (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2003 and from May 31, 2003 through August 31, 2003.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2003 with respect to securities reflected in the investment accounts of the Trust.





/s/ Erin C. Paul
Erin C. Paul
Vice President
Hibernia National Bank




/s/ George M. Polatas
George M. Polatas
Vice President
Hibernia Funds








                          Independent Auditor's Report

To the Board of Trustees of
Hibernia Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Hibernia Funds (the "Trust") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of August 31, 2003. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2003:

o    Confirmation   of  all   securities   held  by  Marshall  &  Ilsley   Corp.
     (Sub-custodian) on behalf of Hibernia National Bank (Custodian);

o Reconciliation of all such securities to the books and records of the Trust and Hibernia National Bank; and

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that Hibernia Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2003 with respect to securities reflected in the investment accounts of the Trust, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                               Ernst & Young LLP

Boston, Massachusetts
October 27, 2003